EXHIBIT 99.2

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE QUARTERS ENDED DECEMBER 31, 2024 and 2023

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at December 31, 2024 and September 30, 2024

		As at	As at
	Notes	December 31, 2024	September 30, 2024
Assets
Current assets
Cash and cash equivalents		8,170	781
Trade and other receivables	Note 4	11,128	11,292
Inventories	Note 5	8,064	9,698
Prepaid expenses	Note 6	8,138	7,647
Total current assets		35,500	29,418

Non-current assets
Property, plant and equipment	Note 7	8,809	9,202
Long-term deposit		758	862
Total non-current assets		9,567	10,064

Total assets		45,067	39,482

Liabilities and Equity
Current liabilities
Trade and other payables	Note 8	6,979	9,473
Working capital facilities	Note 9 (a)	15,278	16,283
Promissory notes	Note 9 (b)	-	519
Short term loans	Note 10	-	1,630
Derivative liability	Note 16	138	155
Lease liability	Note 12	462	471
Total current liabilities		22,857	28,531

Non-current liabilities
Lease liability	Note 12	1,634	1,871
Government assistance payable		170	152
Other payables	Note 19	347	343
Total non-current liabilities		2,151	2,366

Equity
Share capital	Note 13	127,990	116,408
Contributed surplus		11,319	10,904
Warrants	Note 13	4,725	4,725
Accumulated other comprehensive income		5,689	5,792
Deficit		(129,664)	(129,244)
Total Equity		20,059	8,585
Total liabilities and equity		45,067	39,482

See accompanying notes to unaudited condensed interim consolidated financial statements

Signed on behalf of the Board of Directors
Chair of the Board		Sankar Das Gupta, Director
Chair of Audit Committee		James K Jacobs, Director

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Earnings

(Expressed in thousands of U.S. dollars)

For the three-month periods ended December 31, 2024 and 2023

(Unaudited)

		Three months ended	Three months ended
	Notes	December 31, 2024	December 31, 2023

Revenue	Note 18	11,169	12,091
Direct manufacturing costs	Note 5(c)	7,761	8,562
Gross margin		3,408	3,529

Expenses
Research and development		984	964
Government assistance		(65)	(58)
Sales and marketing		780	730
General and administrative		1,167	1,334
Stock based compensation		415	369
Depreciation and amortization		317	290
		3,598	3,629

Loss from operations		(190)	(100)

Net finance charges	Note 11	702	19
Foreign exchange loss (gain) and interest income		(472)	89

Net loss for the period		(420)	(208)

Basic and diluted income (loss) per share		(0.01)	(0.01)
Weighted average number of shares
Outstanding, basic and fully diluted		34,978,603	34,012,383

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Comprehensive income (Loss)

(Expressed in thousands of U.S. dollars)

For the three-month periods ended December 31, 2024 and 2023

(Unaudited)

	Three months ended December 31, 2024	Three months ended December 31, 2023

Net loss for the period	(420)	(208)

Items that may be reclassified to Profit and Loss
Cumulative translation adjustment	(103)	971

Other comprehensive income (loss) for the period	(523)	763

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the three-month periods ended December 31, 2024 and 2023

	Share Capital	Contributed Surplus	Warrants		Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2023	115,041	9,249		4,725	5,890	(127,759)	7,146
Stock-based compensation	-	369		-	-	-	369
Issuance of shares	30	-		-	-	-	30
Cumulative translation adjustment	-	-		-	971	-	971
Net loss for the period	-	-	`	-	-	(208)	(208)
Balance – December 31, 2023	115,071	9,618		4,725	6,861	(127,967)	8,308

Balance – October 01, 2024	116,408	10,904		4,725	5,792	(129,244)	8,585
Stock-based compensation	-	415		-	-	-	415
Issuance of shares	11,582	-		-	-	-	11,582
Cumulative translation adjustment	-	-		-	(103)	-	(103)
Net loss for the period	-	-		-	-	(420)	(420)
Balance – December 31, 2024	127,990	11,319		4,725	5,689	(129,664)	20,059

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

For the three-month periods ended December 31, 2024 and 2023

(Unaudited)

	Notes	Three months ended December 31, 2024	Three months ended December 31, 2023

Cash and cash equivalents provided by (used in)

Operating activities

Net income (loss) for the period		(420)	(208)
Add :
Depreciation and Amortization		317	290
Stock based compensation expense		415	369
Interest expense and other financing charges	Note 11	702	19
Unrealized foreign exchange		(10)	-
Cash provided by (used in) operating activities		1,004	470
Net Changes in the working capital	Note 15	(1,281)	55
Cash from (used in) operating activities		(277)	525

Investing activities:
Purchase of property, plant and equipment	Note 7	(10)	(95)
Change in long term deposits		-	(153)
Cash from (used in) investing activities		(10)	(248)

Financing activities
Issuance of shares		11,582	-
Proceeds from working capital facilities	Note 9(a)	11,554	13,659
Repayment of working capital facilities	Note 9(a)	(12,559)	(13,248)
Repayment of vendor take back loan	Note 10	(1,630)	(300)
Repayment of promissory note	Note 9(b)	(533)	-
Interest and other finance cost	Note 11	(542)	(457)
Government assistance		(13)	(2)
Lease payments	Note 12	(178)	(181)
Cash from (used in) financing activities		7,681	(529)

Increase (decrease) in cash and cash equivalents		7,394	(252)
Cash and cash equivalents, beginning of period		781	1,032
Effect of movements in exchange rates on cash held		(5)	(152)

Cash and cash equivalents at end of period		8,170	628

Supplemental cash flow disclosures:
Interest paid		527	427
Income tax paid		-	-

See accompanying notes to unaudited condensed interim consolidated financial statements.

Some comparative figures have been adjusted to make it consistent with current period presentation.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

1.	Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2.	Basis of Presentation

a.	Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s September 30, 2024 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on February 10, 2025.

b.	Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

During the three-month period ended December 31, 2024, the Company had cash (used)/ provided by in operations of $(277) (Three-month period ended December 31, 2023: $525). As of December 31, 2024, the Company had working capital of $12,643 (December 31, 2023: working capital deficiency of $(442)) and the net loss for the three-month period ended December 31, 2024 was $420 (three-month period ended December 31, 2023: $208).

The Company’s equity was in surplus of $20,059. As of December 31, 2024, the Company had cash and cash equivalents of $8,170.

c.	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar and the functional currencies of all the Group’s companies is US Dollars. Below are the companies within Group - Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

d.	Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the unaudited condensed interim consolidated financial statements where relevant):

•

Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.
•	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.
•

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Allowance for expected credit losses

The allowance for expected credit losses is based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the account receivable balances, and current economic conditions that may affect a customer’s ability to pay.

Stock-Based Compensation

The Company account for stock-based compensation costs in accordance with the accounting standards for stock-based compensation, which require that all stock-based payments to employees be recognized in the unaudited condensed interim consolidated statements of earnings based on their fair values. The fair value of stock options on the grant date is estimated using the Black-Scholes option-pricing model using the single-option approach and the Monte Carlo valuation method depending on the type of option granted. The Black Scholes and Monte Carlo option pricing models require the use of highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock, to determine the fair value of the award.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Warrants

The Company accounts for warrants in accordance with the accounting standards for warrants, which requires all warrants to be recognized in the unaudited condensed interim consolidated statement of financial position based on their fair values. The fair value of warrants on the grant date is estimated using the Black-Scholes pricing model approach. The Black Scholes pricing model requires the use of highly subjective and complex assumptions, including the warrant’s expected term and the price volatility of the underlying stock, to determine the fair value of the award.

3.	Material Accounting Policies

The material accounting policies adopted in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2024. Unless otherwise stated, these policies have been consistently applied to all periods presented.

4.	Trade and Other Receivables

	December 31, 2024	September 30, 2024
Trade receivables, gross	10,457	10,577
Expected credit losses	(56)	(64)
Net trade receivables	10,401	10,513
Other receivables	727	779
Trade and other receivables	11,128	11,292

As at December 31, 2024, 1.71% of the Company’s accounts receivable is over 90 days past due (September 30, 2024 – 0.77%)

	Current	31-60	61-90	91-120	>120	Total
%	85.49%	12.04%	0.76%	1.17%	0.54%	100%
Gross Trade receivable	$8,940	$1,259	$79	$122	$57	$10,457

	Current	31-60	61-90	91-180	181-365	> 365	total
Trade receivable (net of specific provision)	8,940	$1,259	$79	$133	$1	$7	10,419
Expected loss rate	0.11%	0.24%	0.42%	17.58%	19.62%	100.00%	0.17%
Expected loss provision	$5	$3	-	$3	-	$7	$18

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

As at September 30, 2024, 0.77% of the Company’s accounts receivable is over 90 days past due.

	Current	31-60	61-90	91-120	>120	Total
%	78.52%	20.61%	0.02%	0.04%	0.75%	100%
Gross Trade receivable	$8,305	$2,180	$11	$4	$77	$10,577

	Current	31-60	61-90	91-180	181-365	> 365	total
Trade receivable (net of specific provision)	8,305	2,180	11	4	29	48	10,577
Expected loss rate	0.05%	0.24%	0.42%	1.06%	19.62%	100.00%	0.61%
Expected loss provision	4	6	-	-	6	48	64

The movement in the allowance for credit losses can be reconciled as follows:

	December 31, 2024	September 30, 2024
Beginning balance	64	257
Write off	-	(244)
Allowance provided/(recovery)	(8)	51
Ending balance	56	64

5.	Inventories

a.	Total inventories on hand as at December 31, 2024 and September 30, 2024 are as follows:

	December 31, 2024	September 30, 2024
Raw materials	7,127	8,433
Semi-finished	18	324
Finished goods	919	941
	8,064	9,698

b.	As at December 31, 2024, the provision for slow moving and obsolete inventories amounted to $211 (September 30, 2024: $225), which was also included in direct manufacturing costs.

c.	During the three-month period ended December 31, 2024, materials amounted to $6,874 (Three-month period ended December 31, 2023: $8,192) was expensed through direct manufacturing costs.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

6.	Prepaid expenses

	December 31, 2024	September 30, 2024
Prepaid expenses	563	612
Prepaid insurance	48	54
Prepaid purchases	7,527	6,981
	8,138	7,647

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.

7.	Property, plant and equipment

December 31, 2024
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount
Balance beginning	7,700	3,202	76	1,808	105	12,891
Additions	-	-	-	3	7	10
Exchange differences	-	(196)	(4)	(111)	(6)	(317)
Balance ending	7,700	3,006	72	1,700	106	12,584
Depreciation and impairment
Balance beginning	(793)	(1,583)	(48)	(1,193)	(71)	(3,688)
Additions	(94)	(107)	(4)	(53)	(6)	(264)
Exchange differences	-	97	3	73	4	177
Balance ending	(887)	(1,593)	(49)	(1,173)	(73)	(3,775)
Net Book Value ending	6,813	1,413	23	527	33	8,809

September 30, 2024
	Land & Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Total
Gross carrying amount
Balance beginning	7,700	3,197	76	1,712	73	12,758
Additions	-	-	-	94	31	125
Exchange differences	-	6	-	3	1	10
Balance ending	7,700	3,203	76	1,809	105	12,893
Depreciation and impairment
Balance beginning	(419)	(1,127)	(33)	(970)	(60)	(2,609)
Additions	(374)	(454)	(15)	(221)	(11)	(1,075)
Exchange differences	-	(3)	-	(3)	(1)	(7)
Balance ending	(793)	(1,584)	(48)	(1,194)	(72)	(3,691)
Net Book Value ending	6,907	1,619	28	615	33	9,202

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

8.	Trade and Other payables

	December 31, 2024	September 30, 2024
Trade payables	4,745	7,073
Accruals	1,790	1,745
Employee payables	444	655
	6,979	9,473

Warranty provision continuity schedule is as follows:

	December 31, 2024	September 30, 2024
Opening provision	1,072	250
Utilised during the period	(95)	(672)
Provided during the period	223	1,494
Closing balance	1,200	1,072

9.	Working Capital Facilities

a.	Revolving Credit Facility

As at December 31, 2024 the balance owing under the facility is $15,278 (Cdn $22,000). The maximum credit available under the facility is $15,278 (Cdn $22,000).

The interest on the revolving credit facility is the greater of a) 7.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	December 31, 2024	September 30, 2024
Opening balance	16,283	11,821
Exchange difference	(1,005)	20
Payments made during the period	(11,554)	(47,805)
Cash drawn during the period	11,554	52,247
Closing balance	15,278	16,283

On December 20, 2022, the Company renewed its revolving facility and extended the term of the facility by six months to June 30, 2023, with the Company having the option to extend the facility by a further six months to December 31, 2023. In exchange for this renewal and amendment to the definition of “Credit Facility Advance Rate Limit”, the Company issued 14,414 shares at Cdn $5.55 (as determined by five-day volume weighted average) as compensation for Canadian $80 amendment fee. This was included within finance costs in the statement of earnings. The terms include a reduction in the interest rate by 1%. All other terms and conditions are unchanged.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

On June 30, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to September 29, 2023, with the Company having the option to extend the facility by a further three months to December 31, 2023. In exchange for this renewal, the Company issued 8,376 shares at Cdn $4.77 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs in the statement of earnings. All other terms and conditions are unchanged.

On September 29, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to December 29, 2023. In exchange for this renewal, the Company issued 10,443 shares at Cdn $3.83 (as determined by five-day volume weighted average) as compensation for Cdn $40 amendment fee. This was included within finance costs in the statement of earnings. All other terms and conditions are unchanged.

On February 12, 2024, the Company revised its revolving facility, expanding its maximum principal amount to $22 million and extending its term to July 29, 2025. As part of this adjustment, a commitment fee of $303 Canadian was paid in cash on the closing date and amortised over the term of the facility.

b.	Promissory Note

	December 31, 2024	September 30, 2024
Promissory Note opening balance	519	1,026

Finance cost	14	37
Repayment of Promissory Note (ii)	(533)	-
Repayment of Promissory Note(i)	-	(507)
Finance cost paid with options	-	(37)
	-	$519

i.

On February 16, 2024, the Executive Chairman and Chief Executive Officer both exercised options of Electrovaya Inc. A sum of $507 from the promissory note was utilized to cover portion of the options' purchase price. The remaining balance of the promissory note, amounting to $519, was then substituted with a new promissory note on February 28, 2024, carrying a 14% interest rate and maturing on July 31, 2025. The interest accrued on the new promissory note is $43.

ii.

On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the Company. In return, the Company issued a promissory note for $1,050 to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. Interest recorded for the period ended December 31, 2024 is 17 (December 31, 2023: $19).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

10.	Short term loans

As of December 31, 2024, and September 30, 2024, short term loans consist of:

	December 31, 2024	September 30, 2024
Short term loans	-	-
Vendor take back	-	1,630
	-	1,630

The company paid back the VTB liability along with interest in the month of December 2024.

Closing balance as at September 30, 2023 (Short term: $3,457. Long term: $nil)	3,457
Repaid in period	(1,879)
Interest accretion	52
Closing balance as at September 30, 2024 (Short term: $1,630 Long term: $nil)	1,630
Interest accretion	16
Repaid in period	(1,646)
Closing balance as at December 31, 2024 (Short term: $1,630 Long term: $nil)	-

11.	Finance costs

During the three-month period ended December 31, 2024 and 2023, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	December 31, 2024			December 31, 2023
	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	526	25	551	441	-	441
Promissory notes	-	17	17	-	19	19
Interest on VTB loan (note 10)	16	-	16	16	-	16
Lease interest (note 12)	-	75	75	-	93	93
Changes in FV of derivative warrants	-	17	17	-	(719)	(719)
Accretion on government payable	-	26	26	-	169	169
	542	160	702	457	(438)	19

12.	Lease liability

As of December 31, 2024, lease liability consists of:

	December 31, 2024	September 30, 2024
Current	462	471
Non-current	1,634	1,871
	2,096	2,342

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Information about leases for which the Company is a lessee is as follows:

	December 31, 2024	December 31, 2023
Interest on lease liabilities	75	93
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	178	181

The Company’s future undiscounted minimum lease payments for the period ended December 31, 2024, for the continued operations are as under:

Year	Amount
2025	718
2026	509
2027	524
2028	540
2029	556

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

The lease agreement for the Company's lab facility has been renewed for an additional three years, commencing from January 2023.

The terms of the renewed lease entail a fixed monthly rent as follows:

•	CAD $25,625 for the first year,
•	CAD $26,265 for the second year, and
•	CAD $26,922 for the third year.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

13.	Share capital

a.	Authorized and issued capital stock

		Common Shares
		Number	Amount
Balance, September 30, 2023	Note	33,832,784	115,041
Issuance of shares	(i)	10,024	30
Issuance of shares	(ii)	42,157	169
Transfer from contributed surplus		-	501
Exercise of options		252,700	667
Balance, September 30, 2024		34,137,665	$116,408
Issuance of shares	(iii) (iv)	5,951,250	11,582
Balance, December 31, 2024		40,088,915	127,990

i.

In December 2023, additional shares were issued as extension fee for the revolving facility on December 20, 2023. All terms and conditions were unchanged. In exchange for the extension, the Company issued 10,024 shares at Cdn $3.99 (as determined by a five-day volume weighted average) as compensation for Cdn $40 extension fee.

ii.	On March 07, 2024, the Company issued 42,157 shares for consulting for investor relations. The Company issued the shares at Cdn $ 5.43 as compensation.

iii.	The company issued 5,175,000 common shares at $2.15 for a total equity raise of $11,789 and share issuance cost of $206. The proceeds were recognised net of legal and consulting fees.

iv.	Over allotment option for the option shares 776,250 was exercised by the underwriters in the month of December 2024.

b.	Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2023	4,714,388	2.44
Exercised during the period	(252,700)	2.65
Expired during the period	(24,400)	2.87
Granted	443,000	3.42
Outstanding, September 30, 2024	4,880,288	2.52
Exercised during the	-	-
Expired during the period	2,000	3.42
Granted	-	-
Outstanding, December 31, 2024	4,878,288	2.37

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.25	(Cdn4.68)	441,000	9.26	87,000	3.25
$3.72	(Cdn5.35)	1,002,000	8.27	161,338	3.72
$1.98	(Cdn2.85)	298,000	7.47	234,675	1.98
$3.99	(Cdn5.75)	20,000	6.91	20,000	3.99
$3.47	(Cdn5)	1,494,667	6.70	694,667	3.47
$2.29	(Cdn3.3)	270,268	5.69	270,268	2.29
$1.04	(Cdn1.5)	1,024,000	4.58	1,024,000	1.04
$0.97	(Cdn1.4)	116,566	3.14	116,566	0.97
$4.24	(Cdn6.1)	10,667	2.58	10,667	4.24
$7.40	(Cdn10.65)	101,121	2.00	101,121	7.40
$2.74	(Cdn3.95)	9,600	1.11	9,600	2.74
$2.40	(Cdn3.45)	42,900	0.75	42,900	2.40
$3.16	(Cdn4.55)	12,000	0.38	12,000	3.16
$2.26	(Cdn3.25)	35,499	0.13	35,499	2.26
		4,878,288		2,820,301	2.37

For the options exercised, the share price at the time of exercise was between CDN $3.06-$3.97. Total stock-based compensation expense recognized during the three-month period ended December 31, 2024, was $415 (December 31, 2023: $369).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

The Company amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model which uses highly subjective and complex assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

c.	Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2024	1,420,000	$0.63
Outstanding, December 31, 2024	1,420,000	$0.63

Additionally, the number of derivative warrants at December 31, 2024 were 912,841 (September 30, 2024: 912,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of 2.96% (December 31, 2023: 3.8%), expected volatility of the market price of shares (based on historical volatility of share price) of 49.71%, (December 31, 2023: 85.58%) and the expected warrant life (in years) of 0.85 (December 31, 2023 : 1.61). As a result of the reverse stock split, every five warrants were consolidated into one warrant without any action from warrant holders, reducing the number of outstanding warrants from approximately 13.1 million to 2.6 million. A 10% of change in any assumption would result in the change in derivative warrant liability between $(36) (December 31, 2023: ($295)) and $33 (December 31, 2023: $338).

Warrant continuity schedule is as follows:

	Units	Fair Value

Closing balance (September 30, 2023)	912,841	1,489
Fair value adjustment	-	(1,334)
Closing balance (September 30, 2024)	912,841	155
Fair value adjustment		(17)
Closing balance (December 31, 2024)	912,841	138

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

14.	Related Party Transactions

Management compensation

Key management compensation comprises the following:

	December 31, 2024	December 31, 2023
Salaries, bonus and other benefits	236	281
Share based compensation	267	244
	503	525

Personal Guarantees

	December 31, 2024	September 30, 2024
Promissory Note	-	519

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,265 is now made to a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The lease has been recognized as a lease liability and corresponding right of use asset.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $109 is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three months period ended December 31, 2024 (Three months period ended December 31, 2023: $115)

Dr. Rajshekar Das Gupta was granted 900,000 options which vest in three tranches of 300,000 options based on reaching specific target market capitalizations. The fair value of these options on the day of issuance is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of $NIL is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three months period ended December 31, 2024 (Three months period ended December 31, 2023: $NIL).

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. The expense of $78 is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three months period ended December 31, 2024 (Three months period ended December 31, 2023: $243).

15.	Change in Non-Cash Operating Working Capital

	December 31, 2024	December 31, 2023
Trade and other receivables	164	1,944
Inventories	1,035	(816)
Prepaid expenses and other	(585)	(82)
Trade and other payables	(1,895)	(963)
	(1,281)	83

16.	Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model ("BSM"). Using this approach, the assumptions used in determining fair value of the warrants as at December 31, 2024 are stock price $3.52, expected life of 0.85 years, annualized volatility of 49.71%, annual risk-free rate of 2.96%.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.
•	Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As at December 31, 2024:

	Fair Value	Level 1	Level 2	Level 3
Warrants	138	-	138	-

As at September 30, 2024:

	Fair Value	Level 1	Level 2	Level 3
Warrants	155	-	155	-

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

•	to ensure the Company's ability to continue as a going concern.

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented in the unaudited condensed interim consolidated statements of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivable are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the three-month period ended December 31, 2024, one customer accounted for $8,941 or 80% of revenue (Three-month period ended December 31, 2023: $11,000 or 92%). As of December 31, 2024, one customer accounted for 70% of accounts receivable (September 30, 2024: 71%). Refer note 5 for expected credit loss provision.

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company's financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at December 31, 2024:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	6,979	-	-	-	-	6,979
Lease liability	718	509	524	540	556	2847
Working capital facility	15,278	-	-	-	-	15,278
Other payable	198	177	220	212	627	1,434
	23,173	686	744	752	1,183	26,538

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2024:

	2025	2026	2027	2028	2029 & beyond	Total
Trade and other payables	9,473	-	-	-	-	9,473
Lease liability	760	598	555	571	588	3,072
Short term loans	1,630	-	-	-	-	1,630
Promissory notes	519	-	-	-	-	519
Working capital facility	16,283	-	-	-	-	16,283
Other payable	211	188	208	218	610	1,435
	28,876	786	763	789	1,198	32,412

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.'s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at December 31, 2024 was $7,289 (September 30, 2024: $1,59).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain(loss) by $320 (December 31, 2023: $123).

17.	Contingencies

a.	Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b.	Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c.	Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

18.	Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of the Group's segments, or how segment performance is measured, from that described in the Company’s condensed interim consolidated financial statements as at and for the year ended December 31, 2024.

	December 31, 2024	December 31, 2023
Large format batteries	10,856	11,212
Other	313	879
	11,169	12,091

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	December 31, 2024	December 31, 2023
Revenue with customers
Sale of batteries and battery systems	10,856	11,212
Sale of services	212	667
Others	101	212
	11,169	12,091

Revenues attributed to geographical regions based on the location of the customer were as follows:

	December 31, 2024	December 31, 2023
Canada	206	934
United States	10,961	11,137
Others	2	20
	11,169	12,091

19.	Other payables

Technology Partnerships Canada (“TPC”) projects are long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognized and the new debt was recognized with first payment starting in July 2025 and final payment to be discharged in July 2031.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three-month periods ended December 31, 2024 and 2023

The following table represents changes in the provision for repayments to Industry Canada:

	December 31, 2024	September 30, 2024
Opening balance	379	984
Interest accretion	-	490
Foreign exchange gain / loss	(24)	-
Debt extinguishment	-	(1,474)
Recognition of new debt	-	370
Interest accretion on new debt	28	9
Ending balance	383	379
Less: current portion of the provision (included in Trade and other payables)	(36)	(36)
Ending balance of long-term portion	347	343

Following is the payment schedule for TPC:

Year	Amount
2025	155
2026	132
2027	132
2028	132
2029	132
2030	132

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